SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1.   Press  Release re Internet  Gold Reports Q1 2008 Results dated May 13,
          2008.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Q1 2008 Results

Tuesday May 13, 2:37 am ET

NIS 280 Million Revenues; NIS 60.3 Million Adjusted EBITDA; 33% Gross Margin; 22% Adjusted EBITDA Margin PETACH TIKVA, Israel, May 13 /PRNewswire-FirstCall/ -- Internet Gold Golden Lines Ltd., (NASDAQ NMS and TASE: IGLD) today reported its financial results for the first quarter ended March 31, 2008.

    Highlights

    - Strong gross profit and adjusted EBITDAb despite the negative impact of the shekel-dollar exchange rate and the decline in hubbing revenues

    - Improved cash flow from operations: operating cash flow for the quarter reached NIS 48 million ($13.5 million)

    - 012 Smile.Communications core operations growing in line with business plan: adjusted EBITDAb up 7% year over year; on-track execution of VOB domestic telephony and mobile strategies

    - Acceleration of share buy-back program; as of May 10, 2008, the Company had invested approximately $16 million in this program

    - Continued focus on search for accretive M&A candidates


Financial Results for the First Quarter

Revenues: Revenues for the first quarter of 2008 were NIS 280.0 million ($78.8 million) compared to NIS 296.3 million in the first quarter of 2007. Revenues for the quarter were impacted significantly by the decline in the shekel-dollar exchange rate and 012 Smile.Communications' decision to reduce its hubbing business. The average shekel-dollar exchange rate as of the end of the first quarter declined by 14% compared year-over-year with the first quarter of 2007, thus reducing the shekel value of dollar-linked service contracts which represent approximately one third of the Company's revenues. In addition, 012 Smile.Communications' decision, during late 2007, to reduce emphasis on its low-margin hubbing (wholesale international traffic) business reduced its first quarter revenues by approximately NIS 18 million compared to the first quarter of 2007. Excluding these two factors, the Company's revenues increased by approximately 6% on a year-over-year basis.

Gross Margin: Despite the reduction in revenues, gross margin increased to 33% from 31% in the first quarter of 2007, reflecting the synergies of the merger carried out in 2007 and the reduction of hubbing revenues in 012
Smile.Communications' mix of sales.

Adjusted EBITDAb: Adjusted EBITDA for the quarter was NIS 60.3 million ($17.0 million) compared with NIS 62.8 million for the first quarter of 2007. However, the Company's adjusted EBITDAb margin for the quarter strengthened slightly, reaching 22.0% compared with 21.0% in the first quarter of 2007, reflecting the improved gross margin.

For more information regarding the use of non-GAAP financial measurements, please see the closing notes in this press release.

Merger-Related Expenses: One-time expenses related to the merger of 012 Golden Lines and Smile.Communications were NIS 4.8 million ($1.4 million) in the first quarter compared with NIS 0.5 million in the first quarter of 2007. The Company expects that final merger-related expenses of up to NIS 2 million ($600,000) will be recorded in the second quarter of 2008.

Financing Expenses: Financing expenses for the first quarter were NIS 22.5 million ($6.3 million) compared with NIS 11.0 million in the first quarter of 2007. This unusually high level of expenses was due primarily to this quarter's 8% decrease in the average shekel-dollar exchange rate (as compared with the rate at December 31, 2007), which decreased the shekel value of the Company's dollar-denominated deposits by approximately NIS 15 million. This was recorded as a non-cash expense that did not affect the Company's cash position.

Net Results: On a U.S. GAAP basis, giving full effect to the decrease in the shekel-dollar exchange rate on financing expenses and one-time merger-related expenses, net income for the first quarter was NIS 1.0 million ($286,000), or NIS 0.04 ($0.012) per share compared to NIS 18.3 million, or NIS 0.93 per share, in the first quarter of 2007. Excluding the decrease in the shekel-dollar exchange rate and one-time merger related expenses, non-GAAP earnings per share for the quarter were approximately NIS 0.61 ($0.17).

Balance Sheet

The Company's cash, cash equivalents and short term investments as of March 31, 2008 were NIS 800.3 million ($225.2 million), an increase of 958% compared with NIS 75.6 million ($ 21.3 million) as of March 31, 2007. In addition, Internet Gold's bank debt decreased by 62% from NIS 414 million ($ 116.5 million) as of March 31, 2007 to NIS 159 million ($44.8 million) as of the end of the first quarter of 2008.

As of March 31, 2008 the Company's primary balance sheet and operational ratios showed significant improvement as compared to March 31, 2007:

    As of March 31,                                          2008   2007

    Ratio of Shareholders' Equity to Total Assets              21%   17%
    Ratio of Net Debt to EBITDA                               1.4   3.1
    Adjusted EBITDA margin                                     22    21
    Current Ratio (Current Assets divided by Current            2   0.6
    Liabilities)
    Gross Margin                                               33%   31%


Comments of Management

Commenting on the results, Eli Holtzman, Internet Gold's CEO, said, "The first quarter was a period of both successes and challenges for Internet Gold. Our 012 Smile.Communications subsidiary made important progress during the quarter, delivering a record level of profitability from its core businesses while continuing its expansion into Israel's domestic telephony market and taking initial steps towards penetrating the domestic mobile market. In parallel, Smile.Media's performance did not meet our expectations again in the first quarter. We have recently initiated plans to boost revenues and cut costs, both aimed at bringing the subsidiary back to operating profitability, while we continue to evaluate longer term strategic alternatives.

"We continue to seek attractive M&A targets in both Israel and international markets. Suitable candidates have to be of significant size, have operational profitabalitiy, operate in a communications field that does not compete with our current businesses and available at a reasonable valuation. The search process is not simple and requires patience. However, we are confident that, just as we succeeded to identify the right M&A target in the 012 transaction two years ago, we will be successful in locating our next significant investment, thereby taking our group to the next level. We believe these efforts will generate significant returns and shareholders' value over the next two-to-three years. With a firm belief that the current price level of our share is far below the Company's value, we have accelerated our share buyback program, investing a total of approximately $16.0 million in this effort, repurchasing 1,714,116 shares."

Business Segments

012 Smile.Communications Ltd. (NASDAQ and TASE: SMLC): Revenues for the first quarter were NIS 263.4 million ($74.1 million) compared with NIS 276 million for the first quarter of 2007. Revenues were impacted by the 14% year-over-year decline in the average shekel-dollar exchange rate, which reduced the shekel value of service contracts linked to the dollar, and Management's decision in late 2007 to de-emphasize the low-margin hubbing business. Excluding these two factors, 012 Smile.Communications' revenues from core activities increased by approximately 10% on a year-over-year basis.

012 Smile.Communications' profitability continues to improve due to the synergies realized from the merger and the reduction of the proportion in its revenues that is derived from hubbing activities. The subsidiary's adjusted EBITDAb for the first quarter increased by 7% to a record NIS 62 million ($17.4 million) compared with NIS 58 million for the first quarter of 2007, and its adjusted EBITDA margin for the quarter reached a record 24.0% compared with 21.0% in the first quarter of 2007.

Smile.Media Ltd.: Revenues for the first quarter were NIS 16.9 million (US $4.8 million), with slightly positive adjusted EBITDAb. The lower revenues and operating results reflect a weaker-than-expected market share of several of the subsidiary's e-Advertising business segments, partially offset by a gain in revenues from e-Commerce activities. Management has recently implemented a revenue-boosting strategy in parallel with a cost-cutting plan aimed at assuring Smile.Media's operating profitability, and is evaluating further strategic alternatives.

Other: In addition to the operations of 012 Smile.Communications and Smile.Media, during the quarter, Internet Gold incurred operating expenses of approximately NIS 1.7 million (US $0.5 million), a substantial portion of which is related to the Company's Sarbanes Oxley compliance program which is nearly completed. Management believes that its Sarbanes Oxley-related expenses will be significantly lower during the remainder of 2008.

Share and Convertible Bond Buyback Programs

During the first quarter, the Company's Board of Directors has accelerated its ordinary share and convertible bond buyback programs in view of current market prices, which, it believes, are far below the Company's true value and growth prospects.

Share Buyback Program: on November 29, 2007, the Board of Directors authorized the repurchase of up to NIS 70 million (approximately $19.7 million) of the Company's ordinary shares in both the Nasdaq Global Market and Tel Aviv Stock Exchange. Management has been executing the repurchase plan successfully, repurchasing 1,334,245 shares as of the end of the first quarter of 2008, bringing the total number of outstanding shares as of that date to 22,184,161. To date, the company has repurchased 1,714,116 shares, bringing the number of the total outstanding shares to 21,804,290.

Convertible Bond Buyback Program: On January 28, 2008, the Company's Board of Directors authorized the repurchase of up to NIS 112 million (approximately $31.5 million) of the Company's convertible bonds. The Company has repurchased bonds valued at NIS 8,781,790 through the end of May 10, 2008, thus decreasing the Company's current bond-related debt to NIS 94.1 million ($26.5 million).

Conference Call Information

Management will host an interactive teleconference to discuss the results today, May 13, 2008, at 10:00 a.m. EDT. To participate, please call one of the following access numbers several minutes before the call begins: 1-866-860-9642 from within the U.S. or 1-888-604-5839 from within Canada, 0-800-051-8913 from within the U.K., or +972-3-918-0692 from other international locations. The call will also be broadcast live through the company's Website, http://www.igld.com, and will be available there for replay during the next 30 days.

NOTE A: Convenience Translation to Dollars

For the convenience of the reader, the reported NIS figures of March 31, 2008 have been presented in thousands of U.S. dollars, translated at the representative rate of exchange as of March 31, 2008 (NIS 3.5530 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

NOTE B: Non-GAAP Financial Measurements

EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization. We define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization. On a pro forma basis, we define adjusted EBITDA as net income before financial income (expenses), net, impairment and other charges, income tax expenses, depreciation and amortization and income from discontinued operations.

We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure (most particularly affecting our interest expense given our recently incurred significant debt), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses or, most recently, our provision for tax expenses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense). Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with GAAP as a measure of our profitability or liquidity. Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, adjusted EBITDA, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. Our use of adjusted EBITDA is detailed more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures" and reflects our belief that the non-GAAP financial information is important for the understanding of our operations.

We define non-GAAP adjusted EBIT (earnings before interest and taxes) as net income before interest and taxes net amortization with regard to the intangible assets acquired as part of the acquisition of 012 Golden Lines and non-recurring expenses relating to charges incurred in connection with the merger of Smile.Communications and 012 Golden Lines.

Note C: Reconciliation Between Results on a GAAP and Non-GAAP Basis

Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations (Non-GAAP Basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a growing portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Company's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                            Internet Gold - Golden Lines Ltd.

    Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        3.553
                                           March 31    March 31      March 31
                                               2008        2007          2008
                                        (Unaudited) (Unaudited)   (Unaudited)
                                            NIS thousands         $ thousands

    Current assets
    Cash and cash equivalents               518,332      73,358       145,885
    Short-term investments                  282,013       2,245        79,373
    Trade receivables, net                  231,705     246,125        65,214
    Other receivables                        34,582      51,314         9,733
    Deferred taxes                            9,620       6,685         2,708

    Total current assets                  1,076,252     379,727       302,913

    Investments
    Long-term trade receivables               3,150       2,065           887
    Deferred taxes                           18,804         178         5,292
    Assets held for employee                 21,347      19,861         6,008
     severance benefits
    Investments in investee companies           200         200            56

                                             43,501      22,304        12,243

    Property and equipment, net             169,577     155,417        47,728

    Goodwill and other assets net,
                                            925,164     910,243       260,390

    Total assets                          2,214,494   1,467,691       623,274

                                            Internet Gold - Golden Lines Ltd.

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        3.553
                                           March 31    March 31      March 31
                                               2008        2007          2008
                                        (Unaudited) (Unaudited)   (Unaudited)
                                            NIS thousands         $ thousands

    Current liabilities
    Short-term bank credit                  109,922     358,904        30,938
    Current maturities of long-term
     obligations                              7,176       7,176         2,020
    Accounts payable                        203,597     209,397        57,302
    Current maturities of debentures         94,878           -        26,704
    Other current liabilities               112,090      59,035        31,549
    Total current liabilities               527,663     634,512       148,513

    Long term liabilities
    Long-term loans and other long-term
     obligations                             43,675      53,995        12,292
    Liability for employee severance
     benefits                                34,974      34,084         9,843
    Deferred taxes                           70,419      38,972        19,820
    Debentures                              792,893     271,721       223,161
    Convertible debentures                   99,432     177,110        27,985
    Total long term liabilities           1,041,393     575,882       293,101

    Total liabilities                     1,569,056   1,210,394       441,614

    Minority interest                       183,923       1,565        51,766

    Shareholders' equity                    461,515     255,732       129,894

    Total liabilities and shareholders'
     equity                               2,214,494   1,467,691       623,274

                                          Internet Gold - Golden Lines Ltd.

    Consolidated Statements of Operations

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                 U.S. dollars
                                                                     $1 = NIS
                                                                        3.553
                                           March 31    March 31      March 31
                                               2008        2007          2008
                                        (Unaudited) (Unaudited)   (Unaudited)
                                            NIS thousands         $ thousands

    Revenues                                279,632     296,304        78,703

    Costs and expenses
    Cost of revenues                        188,322     204,420        53,004
    Selling and marketing expenses           42,077      42,685        11,843
    General and administrative               17,308      15,921         4,871
    expenses
    Impairment and other charges              4,860         460         1,368

    Total costs and expenses                252,567     263,486        71,086

    Income from operations                   27,065      32,818         7,617

    Financial expenses, net                  22,467      10,911         6,323

    Income before tax expenses                4,598      21,907         1,294
    Tax expenses                              2,030       3,620           571

    Income after tax expenses                 2,568      18,287           723
    Minority interest (loss) in
     operations of consolidated
     subsidiaries
                                              1,551         (55)          437

    Net income                                1,017      18,342           286


    Income per share, basic
    Net income per share (in NIS)              0.04        0.93          0.01

    Weighted average number of shares
     outstanding (in thousands)              22,935      19,658        22,935

    Income per share, diluted
    Net income per share (in NIS)              0.04        0.74          0.01

    Weighted average number of shares
    outstanding (in thousands)               22,935      24,928        22,935

                                          Internet Gold - Golden Lines Ltd.

    Reconciliation Table of Non-GAAP Measures (NIS in thousands)

                                                                  Convenience
                                                                  translation
                                                                         into
                                                                      dollars
                                                                     $1 = NIS
                                                                        3.553
                                                                  Three-month
                                                                       period
                                                                        ended
                                           Three months period       March 31
                                             ended March 31
                                                2008       2007          2008
                                        (Unaudited) (Unaudited)   (Unaudited)
                                            NIS thousands         $ thousands

    GAAP operating income                     27,065     32,818         7,617

    Adjustments
    Amortization of acquired
     intangible assets                         6,820      5,705         1,920
    Impairment and other charges               4,860        460         1,368

                                              38,745     38,983        10,905
    Non-GAAP adjusted operating income

    GAAP tax expenses, net                     2,030      3,620           571

    Adjustments

    Amortization of acquired intangible
     assets
    Included in tax expenses, net              1,841      1,655           518

    Non-GAAP tax expenses, net                 3,871      5,275         1,089

    Net income as reported                     1,017     18,342           286

    Minority interest (loss) in operations     1,551        (55)          437
     of consolidated subsidiaries
    Taxes on income                            2,030      3,620           571
    Impairment and other charges               4,860        460         1,368
    Financial expenses, net                   22,467     10,911         6,323
    Depreciation and amortization             28,352     29,532         7,980

    Adjusted EBITDA                           60,277     62,810        16,965



    For further information, please contact:
    Mor Dagan - Investor Relations
    mor@km-ir.co.il / Tel:+972-3-516-7620
    Ms. Idit Azulay, Internet Gold
    idita@co.smile.net.il / Tel: +972-72-200-3848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 13, 2008